DPW HOLDINGS, INC.

201 Shipyard Way, Suite E

Newport Beach, California 92663

November 2, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Thomas Jones

Amanda Ravits, Assistant Director

Re:	DPW Holdings, Inc.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed October 5, 2018

File No. 001-12711

Dear Mr. Jones:

DPW Holdings, Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 24, 2018 (the “Comment Letter”) relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the revised preliminary proxy statement (the “PRER 14A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Election of Directors, page 9

Comment No. 1. We note your response to prior comment 1. Please balance your disclosure with information regarding any material delinquent filings of the identified companies. Also, disclose the size of the operations that your officers supervise if the companies do not file periodic reports with the Commission.

Response No. 1. We have made the requested disclosure immediately following the bios of the officers and directors of the Company under the heading “Status of Certain Issuers with which Messrs. Ault and Horne Are Involved.” Please see page 11 of the PRER 14A.

Approval of the Amendment to the Certificate of Incorporation to Increase the Authorized Shares of Common Stock, page 35

Comment No. 2. Disclose the number of common shares reserved for issuance pursuant to options, warrants, and other contractual commitments or arrangements, and the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuance, before and after the increase in authorized shares.

Response No. 2. We have made the requested disclosure; please see page 35 of the PRER 14A.

Please note that Proposal No. 6 was also revised to reflect the current number of shares issuable under the May Note as of the date hereof.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Milton C. Ault, III Milton C. Ault, III Chief Executive Officer